UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

40-24B-2

SALES LITERATURE OF REGISTERED
MANAGEMENT INVESTMENT COMPANY

Investment Company Act file number 811-4923

LONGLEAF PARTNERS FUNDS TRUST
(Exact name of registrant as specified in charter)

c/o Southeastern Asset Management, Inc.
6410 Poplar Avenue; Suite 900
Memphis, TN 38119
(Address of principal executive offices) (Zip code)

Registrant’s Telephone Number, Including Area Code - (901) 761-2474

TO OUR SHAREHOLDERS:	7-24-09

We are pleased to report that all three Longleaf Partners Funds outperformed our absolute annual goal of inflation plus 10% in the second quarter, and the Partners and Small-Cap Funds also beat their respective indices. The Partners Fund, which posted the best quarter in its 22 year history, is the top performing fund in its peer group for 2009 YTD. The quarter-end returns for Small-Cap and International were second only to their results in the second quarter of 2003. We recognize that to return to our historic levels of compounding from the debacle of last year’s fourth quarter, the results of the last three months must be repeated. Fortunately we believe that all three Funds have the foundation to provide the returns necessary to regain our record of delivering long-term double digit rates. The chart below shows the Funds’ cumulative returns over both the long run and the more recent periods.

	Cumulative Returns through June 30, 2009
							2nd
	20 Year	15 Year		10 Year	5 Year	YTD	Quarter

Partners Fund (4/8/87 IPO)	521.3%	213.4%		14.1%	(20.1)%	24.0%	26.6%
S&P 500 Index	346.4	173.1		(20.1)	(10.7)	3.2	15.9

Small-Cap Fund (2/21/89 IPO)	396.9	312.0		55.8	(4.4)	12.1	21.4
Russell 2000 Index	306.8	158.9		26.5	(8.2)	2.6	20.7

International Fund (10/26/98 IPO)	NA	137.7	*	77.9	0.3	5.1	24.0
EAFE Index	NA	27.7	*	12.4	12.1	8.0	25.4
Inflation plus 10%	1012.6	488.8		229.0	81.0	6.4	3.3

* Returns since International Fund inception on 10/26/98. During the inception year, the EAFE Index was available at month-end only; therefore, the Index value at 10/31/98 was used to calculate performance since inception. Average annual total returns for the Longleaf Partners Funds and their respective benchmarks for the one, five and ten year periods ended June 30, 2009 are as follows: Longleaf Partners Fund, (33.27)%, (4.39)%, and 1.32%; S&P 500 Index, (26.21)%, (2.24)% and (2.22)%; Longleaf Partners Small-Cap Fund, (29.04)%, (0.90)%, and 4.53%; Russell 2000 Index, (25.01)%, (1.71)%, and 2.38%; Longleaf Partners International Fund, (27.09)%, 0.06% and 5.93%; EAFE Index, (31.35)%, 2.31% and 1.18%. Fund returns and those of the unmanaged and unhedged indices include reinvested dividends and distributions, but do not reflect the deduction of taxes. Current performance may be lower or higher than the performance quoted herein. The Funds may use currency hedging as an investment strategy. This practice will impact the

Funds’ relative performance versus a similar unhedged portfolio. Generally the relative returns of hedged positions improve when the dollar strengthens and decline when the dollar weakens. The U.S. Bureau of Labor Statistics compiles the monthly CPI-U values used to calculate inflation. Seasonally adjusted inflation data is presented for periods less than one year. Past performance does not guarantee future results, fund prices fluctuate, and the value of an investment at redemption may be worth more or less than the purchase price. Please call 1-800-445-9469 or view Longleaf’s website (www.longleafpartners.com) for more current performance information, or for a current copy of the Prospectus, which should be read carefully before investing to learn about the investment objectives, risks, charges and expenses of the Longleaf Partners Funds.

The following information provided by Morningstar: Large-blend portfolios are fairly representative of the overall U.S. stock market in size, growth rates, and price. Stocks in the top 70% of the capitalization of the U.S. equity market are defined as large-cap. The blend style is assigned to portfolios where neither growth nor value characteristics predominate. These portfolios tend to invest across the spectrum of U.S. industries, and owing to their broad exposure, the portfolios’ returns are often similar to those of the S&P 500 Index. As of June 30, 2009, Longleaf Partners Fund was ranked #1 among 2,110 Large Blend funds in the YTD category. © 2009 Morningstar, Inc. All Rights Reserved. The information related to Morningstar contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed; and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of this information. Past performance is no guarantee of future results.

As investors emerge from the shock of 2008, the debates that always accompany bear markets are appearing. We hear low return expectations from the investment community and low profit expectations from the business community. Negative sentiment bottomed out in early March, but uncertainty remains dominant. Numerous CEOs have told us that they are stockpiling the cash flow from their businesses because of current challenges. The June 29th USA Today contained an article about how buy-and-hold investing no longer works. One investor was quoted as saying, “I don’t trust any stock anymore.” Although advisor sentiment has rebounded from a decade low in October, the percent of bullish advisors relative to bearish advisors remains far below its levels over the last ten years. The active versus passive debate has re-emerged after many managers underperformed in 2008. Over the six months ended in March, data shows that institutional investors added to passive investments while taking money away from active managers.

This much negativism about long-term investing usually makes us optimistic. This sentiment, however, is not the source of our current confidence. We believe that the great returns over the last three months are only a partial reflection of what the future holds. The low price-to-value ratios embedded in the Funds combined with the quality of the businesses we own fuel our conviction. The Funds’ P/Vs have moved from their low points in the mid-high 30%s to the mid-40%s to 50%s. If prices simply rose to our appraisals of intrinsic value, we would double our money. The math of the true opportunity is not that simple or small.

Values can grow at double-digit annual rates from here, thus increasing the return opportunity well beyond what today’s P/V implies. First, the competitive strength of most businesses we own makes these companies likely to see market share, pricing, and/or margin gains coming out of the recession. Second, our management partners are capable of meaningfully growing shareholder value at the large majority of our holdings. Third, our appraisal assumptions are probably overly conservative. We use the depressed 2009 numbers as the base for going forward rather than assuming normalized levels of cash flow from an average of the last several years. A stock’s price must be significantly discounted from what current business levels justify for us to buy. We have greater confidence in our appraisals because in addition to using conservative assumptions, some macroeconomic tailwinds could make our valuations too low. Credit remains tight, but its wider availability should help increase business activity. Stimulus spending across the world is in early stages and should show more impact going forward. Production levels dropped significantly more than GDP declined, thereby depleting inventories over the last six months. Industrial production will rise above current rates without demand growth.

While we believe that the foundation is in place for successful long-term compounding, we will watch vigilantly the stability of prices and currency, particularly over the next several years. We recognize that if inflation reaches a high enough level, our discount rates will rise and our appraisals will fall. Today’s large margin of safety between price and value gives us protection in the event that appraisals decline. In addition, a number of our businesses would benefit from a moderate inflationary environment.

As we look ahead we believe that our investment partners will be rewarded for their patience over the last year. We will need more quarters like the one that just closed to return to our long-term averages of compounding at double digits. We are confident that we have the building blocks to do so.

Enjoy what remains of your summer.

Sincerely,

O. Mason Hawkins, CFA Chairman & CEO Southeastern Asset Management, Inc.	G. Staley Cates, CFA President Southeastern Asset Management, Inc.

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